Hollard Selects Sapiens Reinsurance Solution

Holon, Israel – April 30, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Hollard insurance group has selected Sapiens Reinsurance solution to manage its entire reinsurance portfolio. Hollard - South Africa’s largest independent insurance group, with offices in Botswana, Mozambique, Namibia, Pakistan, Zambia, Australia, China and India - offers general and bespoke solutions in short term and life insurance as well as investments.

Commenting on the selection of Sapiens Reinsurance, Hollard’s Head of Reinsurance Operations, Elaine Harker said, “After running a comprehensive search process we are delighted to have selected Sapiens due to the rich business functionality and flexibility of its solution – Sapiens Reinsurance – and the professionalism of their personnel.”

Harker continued, “We also recognize the tremendous value of Sapiens’ domain expertise and their understanding of our unique business needs, as well as the cultural alignment between our respective organizations, which serves as a good foundation for the business relationship. It was critical for us to have a partner with a proven track record of partnering organizations with a global expanse, as well as a reinsurance solution meeting our global business requirements.”

Roni Al-Dor, President and CEO of Sapiens commented, “This is an important win for Sapiens in the South African insurance market and helps us to continue our growth and strong momentum in the Reinsurance sector. We are enjoying a great deal of market success with our Sapiens Reinsurance solution and a growing portfolio of clients globally.”

Raj Ghuman, VP Sales and Operations, Sapiens Europe, noted, “We are absolutely delighted to be partnering with Hollard, representing a significant new addition to the Sapiens Reinsurance client family. We look forward to helping Hollard derive the highest possible value from its Sapiens solution.”

Anticipated benefits from the deployment of Sapiens Reinsurance include:

•	improved management and control of the reinsurance program and global operations;
•	full support for risk accumulation and exposure management;
•	accuracy and control of all business processes via automated workflow activities and business functionality;
•	comprehensive audit and tracking of all business activities and accounting procedures

The solution also features a single repository for all information, providing support for operational reporting, management information and business analytics, statutory requirements and compliance.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com